

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Yiran Xu
Chief Executive Officer
MultiMetaVerse Holdings Limited
Building D3, No. 718, Lingshi Road
Jingan District Shanghai
China

> **Re: MultiMetaVerse Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 15, 2023**
> **File No. 333-269609**

Dear Yiran Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 5. Please expand your disclosure on the cover page to expressly address how the recent statements and regulatory actions by China's government have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Summary of the Prospectus, page 4

2.	We note your response to prior comment 9 and your disclosure that "currently, no PRC laws and regulations are in force requiring that MMV obtain permission from PRC authorities to consummate this offering." Please provide an explanation as to whether you consulted counsel in determining that no permissions or approvals are required to offer the securities being registered to foreign investors and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

	Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Jia Yan, Esq.